Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “Company”)

PUBLICATION OF ANNUAL REPORT AND POSTING OF NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the annual report for MiX Telematics, incorporating the audited annual financial statements for the year ended March 31, 2014 is available with immediate effect on the Company’s website, www.mixtelematics.com.

The summarised group financial results for the quarter and the year ended March 31, 2014, together with the notice of annual general meeting was dispatched to shareholders today, June 30, 2014.

The Company’s annual general meeting will be held at 11:30 on Wednesday, September 17, 2014 at Matrix Corner, Howick Close, Waterfall Park, Midrand.

The last day to trade in order to be eligible to participate in and vote at the annual general meeting is Friday, September 5, 2014 and the record date for voting purposes is Friday, September 12, 2014.

30 June 2014

Sponsor